SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Amendment No. _)

STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

    858155 20 3
(CUSIP Number)

Jeffrey A. Ott
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street, NW
Grand Rapids, Michigan 49503-2489
                       (616) 752-2000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

                    April 15, 2002
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 858155 20 3	13D	Page 2 of 6 Pages

(1)	Name of Reporting Person:	CRASTECOM B Limited Partnership

(2)	Check the Appropriate Box	(a) [ ]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Delaware

Number of Shares	(7)	Sole Voting Power:	9,090,909
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	9,090,909
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 9,090,909

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 21.1%

(14)	Type of Reporting Person:	PN

Item 1.	Security and Issuer.

Name of Issuer:

Steelcase Inc.

Title of Class of Equity Securities:

Class A Common Stock

Address of Issuer's Principal Executive Offices:

901 44th Street, Grand Rapids, Michigan 49508

Item 2.	Identity and Background.

                    CRASTECOM B Limited Partnership ("CRASTECOM") is a Delaware limited partnership. The address of CRASTECOM's principal business and principal office is 7091 Conservation Road, N.E., Ada, Michigan 49301. CRASTECOM was formed for asset administration and management. During the last 5 years, neither CRASTECOM nor any of CRASTECOM's managing partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last 5 years, CRASTECOM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in CRASTECOM or any of its managing partners being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

                    The securities were contributed to CRASTECOM by the general and limited partners as capital contributions.

Item 4.	Purpose of Transaction.

                    CRASTECOM was formed for asset administration and management. CRASTECOM has no plans or proposals that would result in any event listed in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned: 9,090,909 shares

(b)	Percent of Class: 21.1%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	9,090,909 shares

	(ii)	Shared power to vote or to direct the vote	0 shares

	(iii)	Sole power to dispose or to direct the disposition of	9,090,909 shares

(iv)	Shared power to dispose or to direct the disposition of	0 shares

                    The number of shares reported above includes 9,090,909 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any persons other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

                    If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, CRASTECOM B Limited Partnership may be deemed to beneficially own approximately 6.2% of the outstanding Class A Common Stock.

                    CRASTECOM has had no transactions in Class A or Class B Common Stock during the past 60 days. The managing partners are Thomas Crawford, Sr. and William P. Crawford.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    None.

Item 7.	Material to be Filed as Exhibits.

	99.1	Limited Durable Power of Attorney of William P. Crawford and Thomas Crawford, Sr.

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 15, 2002	CRASTECOM B Limited Partnership William P. Crawford, Managing Partner, by Jeffrey A. Ott, Attorney-In-Fact

Dated: April 15, 2002	CRASTECOM B Limited Partnership Thomas Crawford, Sr., Managing Partner, by Jeffrey A. Ott, Attorney-In-Fact